SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

FORM 40-F

[X]	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934 or

[ ]	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended July 31, 2003	Commission File Number

_________________

Gammon Lake Resources Inc.
(Exact name of registrant as specified in its charter)

Quebec (Province or Other Jurisdiction of Incorporation or Organization)	1040 (Primary Standard Industrial Classification Code)	Not Applicable (I.R.S. Employer Identification No.)

202 Brownlow Avenue
Cambridge 2, Suite 306
Dartmouth, Nova Scotia B3B 1T5, Canada
(902) 468-0614
(Address and telephone number of registrant’s principal executive offices)

_________________

Martin Pomerance
Dorsey & Whitney LLP
250 Park Avenue
New York, New York 10177, USA
(212) 415 9200
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)	Copies to: Gil I. Cornblum, Esq. Dorsey & Whitney LLP BCE Place, 161 Bay Street, Suite 4310 Toronto, Ontario M5J 2S1, Canada (416) 367-7373

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class: Common Shares, No par value	Name of Each Exchange On Which Registered: None

Securities registered pursuant to Section 12(g) of the Act:    None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:    None

For annual reports, indicate by check mark the information filed with this form:

[ ] Annual Information Form	[ ] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.    N/A

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.
     [  ]  Yes            [X]  No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.      [  ]  Yes            [X]  No

DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS

        In accordance with General Instruction B.(1) of Form 40-F, the Registrant hereby files or incorporates by reference Exhibit 1 through Exhibit 4, inclusive, and Exhibit 6 through Exhibit 64, inclusive, as set forth in the Exhibit Index attached hereto.

        In accordance with General Instruction C.(2) of Form 40-F, the Registrant hereby incorporates by reference Exhibit 5, the Annual Audited Consolidated Financial Statements of the Registrant for the years ended July 31, 2002 and July 31, 2001, including a reconciliation of the financial statements to U.S. Generally Accepted Accounting Practices as required by Item 18 of Form 20-F, as set forth in the Exhibit Index attached hereto.

UNDERTAKINGS

        The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or to transactions in said securities.

CONSENT TO SERVICE OF PROCESS

        Concurrently with the filing of the Registration Statement on Form 40-F, the Registrant will file with the Commission a written Irrevocable Consent and Power of Attorney on Form F-X.

        Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referring the file number of the Registrant.

SIGNATURES

        Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized

GAMMON LAKE RESOURCES INC. /s/ Fred George Fred George President

Date: July 8, 2003

EXHIBIT INDEX

        The following exhibits have been filed as part of the Registration Statement:

Exhibit	Description

99.1	Annual Information Form of the Registrant dated November 8, 2002

99.2	Annual Information Form of the Registrant dated December 20, 2001

99.3	Annual Report of the Registrant for the year ended July 31, 2002

99.4	Annual Report of the Registrant for the year ended July 31, 2001

99.5	U.S. GAAP reconciliation which includes audited comparative financial statements of the Registrant and notes thereto for the years ended July 31, 2002 and July 31, 2001, together with the report of the auditors thereon

99.6	Audited Financial Statements and notes thereto for the year ended July 31, 2002

99.7	Audited Financial Statements and notes thereto for the year ended July 31, 2001

99.8	Unaudited financial statements of the Registrant for the nine months ended April 30, 2003

99.9	Management's Discussion and Analysis for the nine months ended April 30, 2003

99.10	Unaudited financial statements of the Registrant for the nine months ended April 30, 2002

99.11	Management's Discussion and Analysis for the nine months ended April 30, 2002

99.12	Unaudited financial statements of the Registrant for the six months ended January 31, 2003

99.13	Management's Discussion and Analysis for the six months ended January 31, 2003

99.14	Unaudited financial statements of the Registrant for the six months ended January 31, 2002

99.15	Management's Discussion and Analysis for the six months ended January 31, 2002

99.16	Unaudited financial statements of the Registrant for the three months ended October 31, 2002

99.17	Management's Discussion and Analysis for the three months ended October 31, 2002

Exhibit	Description

99.18	Unaudited financial statements of the Registrant for the three months ended October 31, 2001

99.19	Management's Discussion and Analysis for the three months ended October 31, 2001

99.20	Management Information Circular of the Registrant dated November 8, 2002 issued in connection with the December 13, 2002 Annual Meeting of Shareholders

99.21	Form of Proxy for use in connection with the December 13, 2002 Annual Meeting of Shareholders

99.22	Management Information Circular of the Registrant dated November 30, 2001 issued in connection with the January 4, 2002 Annual Meeting of Shareholders

99.23	Form of Proxy for use in connection with the January 4, 2002 Annual Meeting of Shareholders

99.24	Preliminary Long Form Prospectus dated November 5, 2001

99.25	Final Long Form Prospectus dated December 20, 2001

99.26	Press Release of the Registrant dated June 12, 2003

99.27	Press Release of the Registrant dated June 5, 2003

99.28	Press Release of the Registrant dated June 3, 2003

99.29	Press Release of the Registrant dated May 13, 2003

99.30	Press Release of the Registrant dated April 29, 2003

99.31	Press Release of the Registrant dated April 24, 2003

99.32	Press Release of the Registrant dated April 2, 2003

99.33	Press Release of the Registrant dated February 5, 2003

99.34	Press Release of the Registrant dated February 3, 2003

99.35	Press Release of the Registrant dated January 15, 2003

99.36	Press Release of the Registrant dated January 13, 2003

99.37	Press Release of the Registrant dated December 31, 2002

99.38	Press Release of the Registrant dated November 22, 2002

99.39	Press Release of the Registrant dated November 6, 2002

99.40	Press Release of the Registrant dated October 15, 2002

99.41	Press Release of the Registrant dated September 23, 2002

99.42	Press Release of the Registrant dated September 20, 2002

Exhibit	Description

99.43	Press Release of the Registrant dated September 3, 2002

99.44	Press Release of the Registrant dated August 6, 2002

99.45	Press Release of the Registrant dated July 4, 2002

99.46	Press Release of the Registrant dated June 17, 2002

99.47	Press Release of the Registrant dated June 4, 2002

99.48	Press Release of the Registrant dated May 28, 2002

99.49	Press Release of the Registrant dated May 21, 2002

99.50	Press Release of the Registrant dated May 17, 2002

99.51	Press Release of the Registrant dated April 9, 2002

99.52	Press Release of the Registrant dated March 25, 2002

99.53	Press Release of the Registrant dated February 26, 2002

99.54	Press Release of the Registrant dated February 11, 2002

99.55	Press Release of the Registrant dated February 4, 2002

99.56	Press Release of the Registrant dated January 28, 2002

99.57	Press Release of the Registrant dated January 4, 2002

99.58	Press Release of the Registrant dated January 2, 2002

99.59	Press Release of the Registrant dated December 21, 2001

99.60	Press Release of the Registrant dated November 27, 2001

99.61	Press Release of the Registrant dated October 12, 2001

99.62	Press Release of the Registrant dated October 4, 2001

99.63	Press Release of the Registrant dated August 14, 2001

99.64	Consent of Grant Thornton LLP